UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 4

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

 CARDIOME PHARMA CORP.
(Name of Subject Corporation (issuer))

CARDIOME PHARMA CORP. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

 Common Shares, Without Par Value
(Title of Class of Securities)

14159U202
(CUSIP Number of Class of Securities)

 Cardiome Pharma Corp.
Attention: Curtis Sikorsky, Chief Financial Officer
6190 Agronomy Road, 6th floor, Vancouver, British Columbia, Canada V6T 1Z3
(800) 330-9928
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

 Copy to:

Riccardo A. Leofanti, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$27,500,000	$1,534.50
(1)
 Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the purchase of 5,392,157 common shares and the maximum tender offer price of $5.10 per common share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,534.50
Form or Registration No.:	Schedule TO
Filing Party:	Cardiome Pharma Corp.
Date Filed:	September 1, 2009

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO initially filed on September 1, 2009 (the "Schedule TO"), as amended and supplemented by Amendment No. 1 to the Schedule TO filed on September 18, 2009 ("Amendment No. 1"), Amendment No. 2 to the Schedule TO filed on September 25, 2009 ("Amendment No. 2") and Amendment No. 3 to the Schedule TO filed on October 14, 2009 ("Amendment No. 3"), in connection with the offer by Cardiome Pharma Corp., a Canadian corporation ("Cardiome" or the "Company"), to purchase a number of its common shares, without par value (the "Shares"), up to an aggregate amount of US$27,500,000 at a price not less than US$4.25 per Share and not more than US$5.10 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2009 (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the "Circular"), and the related Letter of Transmittal which, collectively, as amended or supplemented from time to time, constitute the "Tender Offer".  This Amendment No. 4 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

All information in the Offer to Purchase and Circular, which was previously filed as Exhibit(a)(1)(A) to the Schedule TO, and the information in Amendment No. 1, Amendment No. 2 and Amendment No. 3 is incorporated herein by reference in response to all the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 11. Additional Information

On October 16, 2009, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., Eastern time, on Tuesday, October 13, 2009. A copy of the press release is filed as Exhibit (a)(5)(xvi) hereto.

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Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 1, 2009 and the accompanying Issuer Bid Circular.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)****	Notice of Change and Notice of Variation of the Offer to Purchase dated September 25, 2009.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)**	Press release announcing commencement of Tender Offer, dated September 1, 2009.

(a)(5)(ii)***
The Company’s annual information form dated March 26, 2009 for the year ended December 31, 2008 (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the United States Securities and Exchange Commission (the “Commission”) on March 30, 2009).

(a)(5)(iii)***
The Company’s audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditor’s report thereon (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 30, 2009).

(a)(5)(iv)***
The Company’s management’s discussion and analysis of our financial condition and results of operation for the years ended December 31, 2008 and 2007 (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 30, 2009).

(a)(5)(v)***
The Company’s unaudited interim consolidated financial statements as at and for the six month periods ended June 30, 2009 and 2008 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 12, 2009).

(a)(5)(vi)***
The Company’s management’s discussion and analysis of our financial condition and results of operation for the six month period ended June 30, 2009 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 12, 2009).

(a)(5)(vii)***
The Company’s material change report dated March 30, 2009 relating to the announcement of financial results for the year ended December 31, 2008 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on March 30, 2009).

(a)(5)(viii)***
The Company’s material change report dated April 20, 2009 relating to the announcement of a collaboration and license agreement with Merck & Co., Inc. for the development and commercialization of vernakalant, an investigational candidate for the treatment of atrial fibrillation (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on April 22, 2009).

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(a)(5)(ix)***
The Company’s material change report dated August 11, 2009 relating to the announcement that Douglas G. Janzen has been appointed as Chief Executive Officer and President (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 11, 2009).

(a)(5)(x)***
The Company’s material change report dated August 11, 2009 relating to the announcement of financial results for the six months ended June 30, 2009 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 11, 2009).

(a)(5)(xi)***
The Company’s material change report dated August 12, 2009 related to the announcement of an additional Phase 3 clinical trial for vernakalant (iv) (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 12, 2009).

(a)(5)(xii)***
The Company’s management information circular dated May 18, 2009, distributed in connection with the annual general meeting of shareholders on June 15, 2009 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on May 26, 2009).

(a)(5)(xiii)****	Press release announcing recent developments within the Company, dated September 25, 2009.

(a)(5)(xiv)****	Press release announcing Notice of Change and Notice of Variation, dated September 25, 2009.

(a)(5)(xv)*****	Press release announcing Preliminary Results of the Tender Offer, dated October 14, 2009.

(a)(5)(xvi)	Press release announcing Final Results of the Tender Offer, dated October 16, 2009.

(b)	None.

(d)(1)**	Cardiome Amended Incentive Stock Option Plan.

(g)	None.

(h)	None.

* Previously filed with Cardiome’s Schedule TO on September 1, 2009, as amended pursuant to Amendment No. 1 on September 18, 2009.
** Previously filed with Cardiome's Schedule TO on September 1, 2009.
*** Previously filed with Cardiome's Amendment No. 1 on September 18, 2009.
**** Previously filed with Cardiome's Amendment No. 2 on September 25, 2009.
***** Previously filed with Cardiome's Amendment No. 3 on October 14, 2009.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Curtis Sikorsky
Name:	Curtis Sikorsky
Title:	Chief Financial Officer

Date:	October 19, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 1, 2009 and the accompanying Issuer Bid Circular.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)****	Notice of Change and Notice of Variation of the Offer to Purchase dated September 25, 2009.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)**	Press release announcing commencement of Tender Offer, dated September 1, 2009.

(a)(5)(ii)***
The Company’s annual information form dated March 26, 2009 for the year ended December 31, 2008 (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the United States Securities and Exchange Commission (the “Commission”) on March 30, 2009).

(a)(5)(iii)***
The Company’s audited consolidated financial statements as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditor’s report thereon (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 30, 2009).

(a)(5)(iv)***
The Company’s management’s discussion and analysis of our financial condition and results of operation for the years ended December 31, 2008 and 2007 (incorporated by reference to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 30, 2009).

(a)(5)(v)***
The Company’s unaudited interim consolidated financial statements as at and for the six month periods ended June 30, 2009 and 2008 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 12, 2009).

(a)(5)(vi)***
The Company’s management’s discussion and analysis of our financial condition and results of operation for the six month period ended June 30, 2009 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 12, 2009).

(a)(5)(vii)***
The Company’s material change report dated March 30, 2009 relating to the announcement of financial results for the year ended December 31, 2008 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on March 30, 2009).

(a)(5)(viii)***
The Company’s material change report dated April 20, 2009 relating to the announcement of a collaboration and license agreement with Merck & Co., Inc. for the development and commercialization of vernakalant, an investigational candidate for the treatment of atrial fibrillation (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on April 22, 2009).

(a)(5)(ix)***
The Company’s material change report dated August 11, 2009 relating to the announcement that Douglas G. Janzen has been appointed as Chief Executive Officer and President (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 11, 2009).

(a)(5)(x)***
The Company’s material change report dated August 11, 2009 relating to the announcement of financial results for the six months ended June 30, 2009 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 11, 2009).

(a)(5)(xi)***
The Company’s material change report dated August 12, 2009 related to the announcement of an additional Phase 3 clinical trial for vernakalant (iv) (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on August 12, 2009).

(a)(5)(xii)***
The Company’s management information circular dated May 18, 2009, distributed in connection with the annual general meeting of shareholders on June 15, 2009 (incorporated by reference to the Company’s Report on Form 6-K furnished to the Commission on May 26, 2009).

(a)(5)(xiii)****	Press release announcing recent developments within the Company, dated September 25, 2009.

(a)(5)(xiv)****	Press release announcing Notice of Change and Notice of Variation, dated September 25, 2009.

(a)(5)(xv)*****	Press release announcing Preliminary Results of the Tender Offer, dated October 14, 2009.

(a)(5)(xvi)	Press release announcing Final Results of the Tender Offer, dated October 16, 2009.

(b)	None.

(d)(1)**	Cardiome Amended Incentive Stock Option Plan.

(g)	None.

(h)	None.

* Previously filed with Cardiome’s Schedule TO on September 1, 2009, as amended pursuant to Amendment No. 1 on September 18, 2009.
** Previously filed with Cardiome's Schedule TO on September 1, 2009.
*** Previously filed with Cardiome's Amendment No. 1 on September 18, 2009.
**** Previously filed with Cardiome's Amendment No. 2 on September 25, 2009.
***** Previously filed with Cardiome's Amendment No. 3 on October 14, 2009.